SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

DuPont de Nemours, Inc.

(Name of Subject Company (Issuer))

DuPont de Nemours, Inc.

(Name of Filing Person (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

26614N102

(CUSIP Number of Class of Securities)

Erik T. Hoover

Senior Vice President & General Counsel

974 Centre Road, Building 730

Wilmington, Delaware 19805

(302) 774-3034

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Brandon Van Dyke Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3000	Christopher E. Austin Benet J. O’Reilly Kyle A. Harris Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$15,705,955,575(1)	$1,713,519.75(2)

(1)

Estimated solely for calculating the filing fee, based on the average of the high and low prices (as reported on the New York Stock Exchange on December 29, 2020) of shares of common stock, par value $0.125 per share, of International Flavors & Fragrances Inc. (“IFF”) into which shares of common stock, par value $0.01 per share, of Nutrition & Biosciences, Inc. being offered in exchange for shares of common stock, par value $0.01 per share, of DuPont De Nemours, Inc., will be converted, and paid in connection with IFF’s Registration Statement on Form S-4 and Form S-1, which was initially filed on May 7, 2020 (Registration No. 333-238072) (the “IFF Form S-4/S-1”), calculated as set forth therein, relating to the transactions described in this Schedule TO.

(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, in connection with the IFF Form S-4/S-1, as set forth therein.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,352,247.57	Filing Party: International Flavors & Fragrances Inc.
Form or Registration No.: Form S-4 (Registration No. 333-238072)	Date Filed: May 7, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by DuPont de Nemours, Inc. (“DuPont”). This Schedule TO relates to the offer by DuPont to exchange all shares of common stock, par value $0.01 per share (“N&B common stock”), of Nutrition & Biosciences, Inc. (“N&B”) for shares of common stock, par value $0.01 per share (“DuPont common stock”), of DuPont that are validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer (as defined below). Following the consummation of the Exchange Offer, the remaining shares, if any, of N&B common stock will be distributed in a clean-up spin-off on a pro rata basis to DuPont stockholders as of the applicable record date (“Clean-Up Spin-Off”). Immediately following the Exchange Offer and the Clean-Up Spin-Off, Neptune Merger Sub I Inc., a Delaware corporation and wholly owned subsidiary of IFF (“Merger Sub”), will be merged with and into N&B, whereby the separate corporate existence of Merger Sub will cease and N&B will continue as the surviving corporation and a wholly owned subsidiary of IFF (the “Merger”). In the Merger, each outstanding share of N&B common stock (except for shares of N&B common stock held by N&B as treasury stock or by DuPont, which will be automatically cancelled) will be automatically converted into the right to receive shares of common stock, par value $0.01 per share, of IFF (“IFF common stock”), upon the terms and subject to the conditions set forth in the Prospectus, dated December 31, 2020 (the “Prospectus”), the Letter of Transmittal and the Exchange and Transmittal Information Booklet, copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, N&B has filed with the Securities and Exchange Commission (the “SEC”), under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-238089) (as amended, the “Registration Statement”) to register the shares of N&B common stock offered in exchange for shares of DuPont common stock tendered in the Exchange Offer and to be distributed in the Clean Up Spin-Off to the extent that the Exchange Offer is not fully subscribed. IFF has filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-238072) to register the shares of IFF common stock into which shares of N&B common stock will be converted in the Merger.

As permitted by General Instruction F to Schedule TO, the information set forth in the Prospectus, the Letter of Transmittal, the Exchange and Transmittal Information Booklet and the Notice of Guaranteed Delivery for DuPont common stock, copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii), (a)(1)(iii) and (a)(1)(vi), respectively, is hereby expressly incorporated by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

Item 1. Summary Term Sheet.

Summary Term Sheet. The information set forth in the sections of the Prospectus entitled “Questions and Answers about The Exchange Offer and The Transactions” and “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the issuer is DuPont de Nemours, Inc. The principal executive offices of DuPont are located at 974 Centre Road, Building 730, Wilmington, Delaware 19805. Its telephone number at such office is (302) 774-3034. The information set forth in the section of the Prospectus entitled “Information on DuPont” is incorporated herein by reference.

(b) Securities. Shares of DuPont common stock, $0.01 par value, are the subject securities in the Exchange Offer. As of December 28, 2020, 734,161,318 shares of DuPont common stock were issued and outstanding. The information set forth in the sections of the Prospectus entitled “Comparison of Rights of Holders of DuPont Common Stock and IFF Common Stock—Authorized Capital Stock” and “The Exchange Offer—Terms of The Exchange Offer” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the section of the Prospectus entitled “Historical Market Price Data and Dividend Information” is incorporated herein by reference.

The following table describes the per share range of high and low sales prices, as reported by the New York Stock Exchange, for shares of DuPont common stock for the quarterly periods indicated.

	Market Price for DuPont common stock
	High	Low
2018
First Quarter	$109.67	$88.65
Second Quarter	$100.17	$87.18
Third Quarter	$102.34	$91.22
Fourth Quarter	$93.56	$69.56
2019
First Quarter	$85.47	$72.32
Second Quarter[1]	$83.72	$63.62

	Market Price for DuPont common stock
	High	Low
Third Quarter	$77.03	$63.28
Fourth Quarter	$73.49	$61.63
2020
First Quarter	$65.16	$28.33
Second Quarter	$58.67	$31.52
Third Quarter	$60.98	$50.75
Fourth Quarter (through December 30, 2020)	$71.48	$53.52

1.

On April 1, 2019, DuPont completed the separation of its materials science business into a separate and independent public company by way of a distribution of Dow Inc. (“Dow”) through a pro rata dividend in-kind of all of the then-issued and outstanding shares of Dow’s common stock (the “Dow Distribution”). On June 1, 2019, DuPont completed the separation of its agriculture business into a separate and independent public company by way of a distribution of Corteva, Inc. (“Corteva”) through a pro rata dividend in-kind of all of the then-issued and outstanding shares of Corteva’s common stock (the “Corteva Distribution”). Also on June 1, 2019, immediately following the Corteva Distribution, DuPont completed a 1-for-3 reverse stock split of DuPont’s outstanding common stock (the “Reverse Stock Split”) resulting in DuPont stockholders holding one share of DuPont common stock for every three shares held immediately prior to the Reverse Stock Split. Historical share prices of DuPont have been adjusted to reflect the impact of the Dow Distribution, the Corteva Distribution and the Reverse Stock Split.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The name of the filing person is DuPont de Nemours, Inc. The principal executive offices of DuPont are located at 974 Centre Road, Building 730, Wilmington, Delaware 19805. Its telephone number at such office is (302) 774-3034. DuPont is both the filing person and the subject company.

The address of each of the following directors and executive officers is c/o DuPont de Nemours, Inc., 974 Centre Road, Building 730, Wilmington, Delaware 19805, and each such person’s telephone number is (302) 774-3034: Amy G. Brady (Director), Edward D. Breen (Executive Chair and Chief Executive Officer), Ruby R. Chandy (Director), Franklin K. Clyburn, Jr. (Director), Terrence R. Curtin (Director), Alexander M. Cutler (Director), Eleuthere I. du Pont (Director), Rajiv L. Gupta (Director), Luther C. Kissam (Director), Frederick M. Lowery (Director), Raymond J. Milchovich (Director), Steven M. Sterin (Director), Matthias Heinzel (President, Nutrition & Biosciences), Erik Hoover (Senior Vice President and General Counsel), Jon Kemp (President, Electronics & Imaging), Lori Koch (Executive Vice President, Chief Financial Officer), Steven Larrabee (Senior Vice President, Chief Information Officer), Rose Lee (President, Safety & Construction), Christopher Raia (Vice President and Interim Chief Human Resources Officer), Raj Ratnakar (Senior Vice President and Chief Strategy Officer) and Randy Stone (President, Transportation & Industrial).

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer and the Transactions,” “Summary,” “The Exchange Offer,” “The Transactions,” “The Merger Agreement,” “The Separation Agreement,” “Debt Financing,” “Other Agreements,” “Comparison of Rights of Holders of DuPont Common Stock and IFF Common Stock” and “U.S. Federal Income Tax Consequences of the Transactions” and the cover page of the Prospectus is incorporated herein by reference.

(b) Purchases. The Exchange Offer is open to all holders of shares of DuPont common stock who validly tender and do not validly withdraw their shares of DuPont common stock in a jurisdiction where the Exchange Offer is permitted. Therefore, any officer, director or affiliate of DuPont who is a holder of shares of DuPont common stock may participate in the Exchange Offer on the same terms and conditions as all other holders of shares of DuPont common stock.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the section of the Prospectus entitled “Security Ownership of DuPont Common Stock” is incorporated herein by reference. The information set forth in the sections entitled “Beneficial Ownership of Company Stock,” “Components of Executive Compensation and Benefits,” “Compensation Tables and Narratives” and “Benefits” in DuPont’s Definitive Proxy Statement filed with the SEC on April 9, 2020 is incorporated herein by reference. On December 29, 2020, DuPont filed a current report on Form 8-K, incorporated herein by reference, in connection with its entry into an employment agreement effective December 28, 2020, (the “Employment Agreement”) with Edward D. Breen, its Chief Executive Officer and Executive Chairman.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the sections of the Prospectus entitled “Summary,” “The Transactions—Background of the Transactions,” “The Transactions—IFF’s Reasons for the Transactions” and “The Transactions—DuPont’s Reasons for the Transactions” is incorporated herein by reference.

(b) Use of Securities Acquired. The shares of DuPont common stock that are tendered in the Exchange Offer will be held as treasury stock by DuPont unless and until retired or used for other purposes. The information set forth in the section of the Prospectus entitled “Questions and Answers About the Exchange Offer and the Transactions—Questions and Answers about the Exchange Offer—What will DuPont do with the shares of DuPont common stock that are tendered, and what is the impact of the Exchange Offer on DuPont’s share count?” is incorporated herein by reference.

(c) Plans. The information set forth in the sections of the Prospectus entitled “Questions and Answers About The Exchange Offer and the Transactions,” “Summary,” “Exchange Offer,” “The Transactions,” “The Merger Agreement,” “The Separation Agreement,” “Debt Financing,” “Other Agreements,” “Comparison of Rights of Holders of DuPont common stock and IFF common stock” and “Certain Relationships and Related Transactions” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the sections of the Prospectus entitled “Summary,” “The Exchange Offer,” “The Transactions,” “The Merger Agreement,” “The Separation Agreement,” “Debt Financing” and “Other Agreements” is incorporated herein by reference.

(b) Conditions. The information set forth in the sections of the Prospectus entitled “Summary,” “The Exchange Offer,” “The Transactions,” “The Merger Agreement,” “The Separation Agreement,” “Debt Financing” and “Other Agreements” is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the section of the Prospectus entitled “Debt Financing” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the section of the Prospectus entitled “Security Ownership of DuPont Common Stock” is incorporated herein by reference.

(b) Securities Transactions. Based on the information available to DuPont as of December 30, 2020, other than with respect to DuPont’s employee benefit plans, the following table sets forth the transactions in DuPont common stock by directors and executive officers of DuPont in the past 60 days:

Name	Date of Transaction	Number and Type of Securities	Price Per Share	Type of Transaction
Amy G. Brady	Dec. 15, 2020	Acquired 22.2370 shares of common stock	$68.03	Crediting of stock units pursuant to dividend reinvestment feature of the DuPont Omnibus Incentive Plan
Edward D. Breen	Dec. 15, 2020	Acquired 419.5103 shares of common stock	$68.03	Crediting of stock units pursuant to dividend reinvestment feature of the DuPont Stock Accumulation and Deferred Compensation Plan for Directors and the DuPont Omnibus Incentive Plan
Ruby R. Chandy	Dec. 15, 2020	Acquired 29.6629 shares of common stock	$68.03	Crediting of stock units pursuant to dividend reinvestment feature of the DuPont Omnibus Incentive Plan
Frank K. Clyburn	Dec. 15, 2020	Acquired 25.4857 shares of common stock	$68.03	Crediting of stock units pursuant to dividend reinvestment feature of the DuPont Omnibus Incentive Plan
Terrence Curtin	Nov. 30, 2020	Acquired 453.1841 shares of common stock	$63.44	Deferral of cash portion of quarterly installment of retainer to deferred stock unit account under the DuPont Stock Accumulation and Deferred Compensation Plan for Directors
Terrence Curtin	Dec. 15, 2020	Acquired 33.2584 shares of common stock	$68.03	Crediting of stock units pursuant to dividend reinvestment feature of the DuPont Stock Accumulation and Deferred Compensation Plan for Directors and the DuPont Omnibus Incentive Plan
Alexander Cutler	Nov. 30, 2020	Acquired 729.0353 shares of common stock	$63.44	Deferral of cash portion of quarterly installment of retainer and additional fees to deferred stock unit account under the DuPont Stock Accumulation and Deferred Compensation Plan for Directors
Alexander Cutler	Dec. 15, 2020	Acquired 177.3046 shares of common stock	$68.03	Crediting of stock units pursuant to dividend reinvestment feature of the DuPont Stock Accumulation and Deferred Compensation Plan for Directors and the DuPont Omnibus Incentive Plan
Eleuthère du Pont	Dec. 15, 2020	Acquired 112.0129 shares of common stock	$68.03	Crediting of stock units pursuant to dividend reinvestment feature of the DuPont Omnibus Incentive Plan
Rajiv L. Gupta	Dec. 15, 2020	Acquired 28.8312 shares of common stock	$68.03	Crediting of stock units pursuant to dividend reinvestment feature of the DuPont Omnibus Incentive Plan
Luke Kissam	Dec. 15, 2020	Acquired 29.6629 shares of common stock	$68.03	Crediting of stock units pursuant to dividend reinvestment feature of the DuPont Omnibus Incentive Plan

Name	Date of Transaction	Number and Type of Securities	Price Per Share	Type of Transaction
Fred Lowery	Nov. 30, 2020	Acquired 453.1841 shares of common stock	$63.44	Deferral of cash portion of quarterly installment of retainer to deferred stock unit account under the DuPont Stock Accumulation and Deferred Compensation Plan for Directors
Fred Lowery	Dec. 15, 2020	Acquired 37.1739 shares of common stock	$68.03	Crediting of stock units pursuant to dividend reinvestment feature of the DuPont Stock Accumulation and Deferred Compensation Plan for Directors and the DuPont Omnibus Incentive Plan
Ray Milchovich	Dec. 15, 2020	Acquired 25.4857 shares of common stock	$68.03	Crediting of stock units pursuant to dividend reinvestment feature of the DuPont Omnibus Incentive Plan
Steven Sterin	Dec. 15, 2020	Acquired 31.2463 shares of common stock	$68.03	Crediting of stock units pursuant to dividend reinvestment feature of the DuPont Omnibus Incentive Plan
Erik Hoover	Dec. 15, 2020	Acquired 51.8510 shares of common stock	$68.03	Crediting of stock units pursuant to dividend reinvestment feature of the DuPont Omnibus Incentive Plan
Lori Koch	Dec. 15, 2020	Acquired 49.0945 shares of common stock	$68.03	Crediting of stock units pursuant to dividend reinvestment feature of the DuPont Omnibus Incentive Plan
Raj Ratnakar	Dec. 15, 2020	Acquired 83.3346 shares of common stock	$68.03	Crediting of stock units pursuant to dividend reinvestment feature of the DuPont Omnibus Incentive Plan
Steve Larrabee	Dec. 15, 2020	Acquired 34.2240 shares of common stock	$68.03	Crediting of stock units pursuant to dividend reinvestment feature of the DuPont Omnibus Incentive Plan
Matthias Heinzel	Dec. 15, 2020	Acquired 402.9681 shares of common stock	$68.03	Crediting of stock units pursuant to dividend reinvestment feature of the DuPont Omnibus Incentive Plan
Jon Kemp	Dec. 15, 2020	Acquired 47.5251 shares of common stock	$68.03	Crediting of stock units pursuant to dividend reinvestment feature of the DuPont Omnibus Incentive Plan
Rose Lee	Dec. 15, 2020	Acquired 69.6487 shares of common stock	$68.03	Crediting of stock units pursuant to dividend reinvestment feature of the DuPont Omnibus Incentive Plan
Randy Stone	Dec. 15, 2020	Acquired 69.6487 shares of common stock	$68.03	Crediting of stock units pursuant to dividend reinvestment feature of the DuPont Omnibus Incentive Plan

Name	Date of Transaction	Number and Type of Securities	Price Per Share	Type of Transaction
Christopher Raia	Dec. 4, 2020	Acquired 7,574 shares of common stock	$66.02	Award of restricted stock units pursuant to the DuPont Omnibus Incentive Plan
Christopher Raia	Dec. 15, 2020	Acquired 11.4125 shares of common stock	$68.03	Crediting of stock units pursuant to dividend reinvestment feature of the DuPont Omnibus Incentive Plan

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. None.

Item 10. Financial Statements.

(a) Financial Information. The audited financial statements of DuPont at December 31, 2019 and 2018 and for the three years ended December 31, 2019 are incorporated herein by reference to DuPont’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019. The unaudited financial statements of DuPont at September 30, 2020 and for the nine months ended September 30, 2020 are incorporated herein by reference to DuPont’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020. The information set forth in the sections of the Prospectus entitled “Summary Historical Combined Financial Data of the N&B Business,” “Summary Historical Consolidated Financial Data of DuPont,” “Summary Historical Consolidated Financial Data of IFF,” “Summary Comparative Historical and Pro Forma Per Share Data,” “Comparative Historical and Pro Forma Per Share Data,” “Selected Historical Combined Financial Data of the N&B Business,” “Selected Historical Consolidated Financial Data of DuPont” and “Selected Historical Consolidated Financial Data of IFF” is incorporated herein by reference. This document incorporates by reference important business and financial information about DuPont from documents filed with the SEC that have not been included in or delivered with this document. This information is available at the website that the SEC maintains at www.sec.gov, as well as from other sources (see the section of the Prospectus entitled “Where You Can Find More Information; Incorporation by Reference”). You also may ask any questions about this Exchange Offer or request copies of the Exchange Offer documents from DuPont, without charge, upon written or oral request to DuPont’s information agent, Georgeson, located at 1290 Avenue of the Americas, 9th Floor, New York, NY 10104 or at the telephone number (888) 660-8331. In order to receive timely delivery of the documents, you must make your requests no later than January 22, 2021.

(b) Pro Forma Information. The information set forth in the sections of the Prospectus entitled “Summary Unaudited Pro Forma Consolidated Financial Data of DuPont,” “Summary Unaudited Combined Pro Forma Financial Data of IFF and the N&B Business,” “Summary Comparative Historical and Pro Forma Per Share Data,” “Comparative Historical and Pro Forma Per Share Data,” “DuPont’s Unaudited Pro Forma Consolidated Financial Statements” and “Unaudited Condensed Combined Pro Forma Information of IFF and the N&B Business” is incorporated herein by reference.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. None.

(c) Other Material Information. The information set forth in the Prospectus, the Letter of Transmittal and the Exchange and Transmittal Information Booklet is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)	Prospectus, dated December 31, 2020, incorporated by reference to the Registration Statement

Exhibit No.	Description

(a)(1)(ii)	Form of Letter of Transmittal, incorporated by reference to Exhibit 99.1 to the Registration Statement

(a)(1)(iii)	Form of Exchange and Transmittal Information Booklet, incorporated by reference to Exhibit 99.2 to the Registration Statement

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit 99.3 to the Registration Statement

(a)(1)(v)	Form of Letter to Brokers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit 99.4 to the Registration Statement

(a)(1)(vi)	Form of Notice of Guaranteed Delivery for shares of DuPont common stock, incorporated by reference to Exhibit 99.5 to the Registration Statement

(a)(1)(vii)	Form of Notice of Withdrawal of DuPont common stock, incorporated by reference to Exhibit 99.6 to the Registration Statement

(a)(1)(viii)	Form of Notice to Participants in DuPont RSP

(a)(1)(ix)	Form of Communication to Participants in UK Share Incentive Plan

(a)(2)	None

(a)(3)	None

(a)(4)	Prospectus, dated December 31, 2020, incorporated by reference to the Registration Statement

(a)(5)(i)	Press Release by DuPont, dated December 18, 2020, incorporated by reference to DuPont’s Form 425 filed with the SEC on December 18, 2020

(a)(5)(ii)	Press Release by DuPont, dated December 31, 2020

(b)(i)	Term Loan Credit Agreement, dated as of January 17, 2020, by and among Nutrition & Biosciences, Inc., as borrower, and Morgan Stanley Senior Funding Inc., as administrative agent, and the other lenders party thereto. incorporated by reference to Exhibit 10.5 to the Registration Statement

(b)(ii)	Amendment No. 1 to Credit Agreement, dated as of August 25, 2020, by and among Nutrition & Biosciences, Inc., as borrower, and Morgan Stanley Senior Funding Inc., as administrative agent, and the other lenders party thereto, incorporated by reference to Exhibit 10.6 to the Registration Statement

(b)(iii)	Indenture, dated as of September 16, 2020, among Nutrition & Biosciences, Inc. and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 10.7 to the Registration Statement

(d)(i)	Agreement and Plan of Merger, dated December 15, 2019, by and among DuPont de Nemours, Inc., Nutrition & Biosciences, Inc., International Flavors & Fragrances Inc. and Neptune Merger Sub I Inc., incorporated by reference to Exhibit 2.1 to DuPont’s Current Report on Form 8-K filed on December 18, 2019

Exhibit No.	Description

(d)(ii)	Separation and Distribution Agreement, dated as of December 15, 2019, by and among DuPont de Nemours, Inc., Nutrition & Biosciences, Inc. and International Flavors & Fragrances Inc., incorporated by reference to Exhibit 2.2 to DuPont’s Current Report on Form 8-K filed on December 18, 2019

(d)(iii)	Employee Matters Agreement, dated as of December 15, 2019, by and among DuPont de Nemours, Inc., Nutrition & Biosciences, Inc. and International Flavors & Fragrances Inc., incorporated by reference to Exhibit 10.1 to DuPont’s Current Report on Form 8-K filed on December 18, 2019

(d)(iv)	Form of Tax Matters Agreement, to be entered into by and among DuPont, Nutrition & Biosciences, Inc. and International Flavors & Fragrances Inc., incorporated by reference to Exhibit 10.3 to the Registration Statement

(d)(v)	Form of Intellectual Property Cross-License Agreement, to be entered into by an among DuPont and Nutrition & Biosciences, Inc., incorporated by reference to Exhibit 10.4 to the Registration Statement

(g)	None

(h)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement)

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DUPONT DE NEMOURS, INC.

By:	/s/ Lori D. Koch
Name: Lori D. Koch
Title: Executive Vice President and Chief Financial Officer

Dated: December 31, 2020